EXHIBIT 12.1

Oasis Petroleum Inc.

Computation of Ratio of Earnings to Fixed Charges

	Period from February 26, 2007 (Inception) through December 31,	Year Ended December 31,
	2007	2008	2009	2010	2011
	(In thousands, except ratios)
Earnings
Income (loss) before income taxes	(13,550)	(34,391)	(15,209)	13,267	126,180
Fixed charges	1,803	2,497	1,022	1,522	29,877

Total earnings (loss)	(11,747)	(31,894)	(14,187)	14,789	156,057

Fixed charges
Interest expense	1,776	2,404	912	1,357	29,618
Rental expense attributable to interest	27	93	110	165	259

Total fixed charges	1,803	2,497	1,022	1,522	29,877

Ratio of earnings (loss) to fixed charges (1) (2)	—	—	—	9.72	5.22

(1)

Due to the Company’s net pre-tax loss for the period from February 26, 2007 (Inception) through December 31, 2007 and the years ended December 31, 2008 and December 31, 2009, the ratio coverage was less than 1:1. The Company would have needed additional earnings of $13.6 million, $34.4 million and $15.2 million for the period from February 26, 2007 (Inception) through December 31, 2007 and for the years ended December 31, 2008 and December 31, 2009, respectively, to achieve a coverage of 1:1.

(2)

The Company had no preferred stock outstanding for any period presented, and accordingly, the ratio of earnings to combined fixed charges and preferred stock dividends is the same as the ratio of earnings to fixed charges.